

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

<u>Via E-mail</u>
Shing Tao
Chief Executive Officer
Remark Media, Inc.
Six Concourse Parkway, Suite 1500
Atlanta, GA 30328

      Re: **Remark Media, Inc.**
              Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended
                September 30, 2013
              Filed December 19, 2013
              Response dated December 13, 2013
              File No. 001-33720

Dear Mr. Tao:

We have reviewed your response letter and have the following comments. As noted in our letter dated November 26, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2013

Changes in Internal Control over Financial Reporting

1.   We note your response to comment one. Your Form 10-Q for the period ended September 30, 2013, which was filed following a restatement, did not include a conclusion on the effectiveness of Disclosure Controls and Procedures, as required by Item 307 of Regulation S-K; or a certification from your principal executive officer, as required by Item 601(b)(31) of Regulation S-K. Please clarify whether the company has controls in place to prevent such significant omissions from a filing and explain why

management believes that disclosure controls and procedures were effective despite the lack or failure of controls to prevent these material omissions.

Item 6. Exhibits

2.   We note your response to comment three. Because certifications relate to the entire report, your amendment to provide certifications must include the entire Form 10-Q. Refer to Exchange Act Rules CDI 161.08 and refile your document as appropriate.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kenya Gumbs, Staff Accountant, at (202) 551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage   for

Larry Spirgel
Assistant Director